June 5, 2006

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Reidler

Re:  Achillion Pharmaceuticals, Inc.

        Form S-1 Registration Statement

        File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated May 25, 2006 (the “Letter”), from Jeffrey Reidler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.

In addition, Amendment No. 2 includes as exhibit 5.1 an opinion of WilmerHale. WilmerHale hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

FORM S-1

General

1.	We note your response to comment 6. Please note we will not be able to return the materials submitted in response to this comment. We must retain them as part of our permanent file.

Response:	The Company acknowledges that the Commission will retain the materials as part of its permanent file.

Business

Gilead Sciences, page 64

2.	We note your response to comment 21, and we reissue the comment in part.

Securities and Exchange Commission

June 5, 2006

•	Please quantify the cap on costs related to the research program through proof-of-concept. This figure appears to be material because you will be entirely responsible for any expenses you incur that exceed this amount.
•	You should also disclose, as you state in your response letter, that the parties may agree to increase or decrease the dollar amount of the research cap.
•	Finally, disclose the amount spent to date on the research program so investors know how close you are to arriving at the cap.

Response:	The Company advises the Staff that it is not entirely responsible for any expenses above the research cost cap. Pursuant to section 2.4(b) of the agreement, the amount of the research cost cap may be increased or decreased only by written agreement of the Company and Gilead Sciences. If the parties agree to increase the research cost cap, the additional costs are shared equally between the two parties. The Company further advises the Staff that, to date, each of the Company and Gilead Sciences has requested an increase in the research cost cap and, in each case, the other party has agreed to the request and shared such additional costs equally with the requesting party.

The Company has revised the Registration Statement in response to the Staff’s comment to (i) disclose that the parties may agree to increase or decrease the dollar amount of the research cap and (ii) disclose the amount spent to date on the research program. Please see page 65 of the prospectus.

Vion Pharmaceuticals/Yale University, page 65

3.	We note the agreement’s duration is based on the expiration of the last-to-expire patent. Please disclose when the last-to-expire patent is currently scheduled to expire. Please also disclose this information with respect to the agreements with Emory University and University of Maryland Baltimore County.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 66 of the prospectus.

Emory University, page 65

4.	We note the revisions you made pursuant to comment 24, and we reissue the comment in part. Please disclose the dollar amounts of the license maintenance payments, as set forth in section 3.3 of your agreement with Emory, which is filed as exhibit 10.3.

Response:

The Company advises the Staff that it will never be required to pay the license maintenance payments set forth in section 3.3 of the agreement. As the Company achieved the first clinical milestone set forth in section 3.2 of the agreement (completion of the first phase II clinical trial) and

Securities and Exchange Commission

June 5, 2006

paid Emory the corresponding $50,000 clinical milestone payment prior to the second anniversary of the effective date of the agreement, the Company is not required to make any license maintenance payments to Emory. Therefore, the Company respectfully submits that the dollar amounts of the maintenance payments are not material to investors and need not be disclosed in the prospectus.

Note 10. Common Stock, Stock Options and Warrants, page F-21

5.	We note your response to comment number 30. We will defer evaluation of your response until the initial public offering price is determined.

Response.	The Company acknowledges that the Staff has deferred evaluation of the Company’s response to comment number 30.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Susan Mazur of this firm at (781) 966-2005.

Very truly yours,

/s/ Steven D. Singer

Steven D. Singer

Enclosures

cc (w/encl.):    Michael D. Kishbauch

                        Mary Kay Fenton

                        Susan L. Mazur

                        Sarah Levendusky

                        Jonathan L. Kravetz

                        John W. Chambers